Exhibit 99.1
Envoy Capital Group Inc.
Third Quarter Report 2008

Dear Shareholders
Although we generated revenue growth and produced operating profits in our Branding business, the negative performance of global stock markets during the quarter resulted in losses in our Merchant Banking business. This resulted in a net loss for the three months ended June 30, 2008 of ($1.3 million) or ($.14) per fully diluted share, compared with net earnings of $198,000 or $.02 per fully diluted share for the same quarter last year. For the nine months ended June 30, 2008 our loss was ($1.9 million) or ($.21) per share, compared with earnings of $2.7 million or $.19 per share last year.
During the third quarter of this year our Branding business, Watt International Inc. (“Watt”), continued its recent trend of revenue growth and increased operating profit. Watt earned pre tax operating profit of approximately $670,000 compared to a pre tax operating profit of $435,000 in the third quarter last year. Revenue for the current quarter was $4.5 million compared to $3.5 million for the same period last year.
For the nine months ended June 30, 2008, Watt earned pre tax operating profit of $1.7 million compared to $1.4 million for the same nine month period last year. Revenue for the first nine months of fiscal 2008 increased to $12.1 million compared to $9.0 million for the same nine month period last year.
Much of the revenue growth in the Branding business this year has come from Watt’s business in Dubai. Along with this revenue growth, we have invested strategically in people, business development and infrastructure in order to build our presence in this region. We believe that the investment Watt has made in this region will lead to further revenue generating projects and result in increased profitability for the Branding business in the coming months.
Our Merchant Banking business incurred a pre tax operating loss of ($1.4 million) in the three months ended June 30, 2008, resulting in a pre tax loss of ($1.8 million) for the first nine months of the current year. Last year our Merchant Banking business earned $369,000 in the third quarter and $2.8 million for the first nine months of that year,
The principal reason for the operating losses in the Merchant Banking business during fiscal 2008 is the general weakness and volatility in the North American and International stock markets. At the end of our last fiscal year, we anticipated that there would be some volatility and uncertainty in the global stock markets resulting largely from the problems arising from the sub prime mortgage market in the US. Accordingly, during fiscal 2008 we have maintained an investment strategy that includes a heavier weighting of cash and short term money market investments in our portfolio, with no exposure to sub prime mortgages or asset backed commercial paper. We also maintained investments in the International markets to diversify our risk.
This strategy helped us minimize the negative impact on our Merchant Banking portfolio (excluding real estate investments) to (1.8%) for the nine months from September 30, 2007 to June 30, 2008. Although we are not satisfied with this negative return so far this year, our investment return has been significantly better than the performance of most major North American stock markets over this same period. The return on the TSX Composite Index was 2.6% over the same period, however, the Dow Jones Industrial Average return was negative (18.3%) and the S&P 500 return was negative (16.2%). The heavier weighting of commodity and resource based stocks helped keep the TSX Index positive for this period.
Moving forward we continue to see volatility in the major stock markets and in particular junior resource markets and have moved more of our portfolio to cash. We are still maintaining a conservative approach to investing and will continue to invest our assets cautiously looking for clearer evidence that the volatility in the markets has subsided before deploying additional capital in the market.
In February 2008, Envoy received approval from the Toronto Stock Exchange for the repurchase and cancellation of an additional 903,880 common shares over the twelve month period from February 7, 2008 to February 6, 2009. As at June 30, 2008, we had repurchased and cancelled 715,525 common shares for cash consideration of $1,988,474. As a result, there were 8,746,732 common shares outstanding as at June 30, 2008.
Thank you for your continued support.

Envoy Capital Group Inc.
NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS
Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.
The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

	Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
		Consolidated Balance Sheets
		Unaudited — Prepared by Management
		(Expressed In Canadian dollars)

		June 30	September 30
		2008	2007

As at:

Assets

Current
Cash		$977,420	$759,475
Cash held in escrow		—	2,803,549
Investments held for trading	note 3	22,673,504	27,601,815
Accounts receivable		8,083,618	5,305,952
Future income taxes		1,133,258	1,133,258
Prepaid expenses and deferred charges		707,429	734,409
Loans receivable		487,500	493,746

		34,062,729	38,832,204

Investments	note 3 & 4	1,694,271	1,674,105
Loans receivable		—	864,056
Property, plant and equipment		1,193,203	1,444,603
Goodwill and other assets		4,407,434	4,407,434
Future income taxes		3,569,912	3,569,912

		$44,927,549	$50,792,314

Liabilities and Shareholders’ Equity

Current
Bank indebtedness		$1,145,000	$1,975,000
Accounts payable and accrued liabilities		2,407,263	2,993,462
Deferred revenue		568,919	509,374
Current portion of long-term debt	note 5	90,214	87,878

		4,211,396	5,565,714

Long-term debt	note 5	1,642	69,599

		4,213,038	5,635,313

Shareholders’ equity
Share capital	note 6	9,546,568	10,516,344
Contributed surplus		22,641,077	24,216,052
Warrants		6,542,456	6,542,456
Stock based compensation		864,533	864,533
Retained earnings		1,188,400	3,094,135
Accumulated other comprehensive income		(68,523)	(76,519)

		40,714,511	45,157,001

		$44,927,549	$50,792,314

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	John H. Bailey,
Director	Director
The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
		Consolidated Statements of Operations
		Unaudited — Prepared by Management
		(Expressed In Canadian dollars)

		June 30	June 30
		2008	2007

For the nine months ended:

Net revenue from consumer branding business		$12,054,545	$8,987,580
Net investment (losses) gains	note 3	(1,095,490)	3,493,160
Interest and dividend income	note 3	602,841	634,105

		11,561,896	13,114,845

Operating expenses:
Salaries and benefits		9,939,468	7,800,538
General and administrative		2,500,075	1,951,729
Occupancy costs		442,679	455,020

		12,882,222	10,207,287

Depreciation		551,396	576,065

Investment earnings		—	(386,404)

Interest expense and financing costs		59,793	65,223

		13,493,411	10,462,171

(Loss) earnings before income taxes		(1,931,515)	2,652,674

Income tax recovery		(25,780)	—

Net (loss) earnings		$(1,905,735)	$2,652,674

(Loss) earnings per share
Basic		$(0.21)	$0.19
Diluted		$(0.21)	$0.19

Weighted average number of common shares outstanding — basic		9,268,345	14,295,732
Weighted average number of common shares outstanding — fully diluted		9,268,345	14,304,299

The accompanying notes are an integral part of these statements

	Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
	Consolidated Statements of Comprehensive Income
	Unaudited — Prepared by Management
	(Expressed In Canadian dollars)

	June 30	June 30
	2008	2007
For the nine months ended:

Net (loss) earnings	$(1,905,735)	$2,652,674

Other comprehensive income:
Gain (loss) on foreign currency translation	7,996	(9,833)

Comprehensive income	$(1,897,739)	$2,642,841

The accompanying notes are an integral part of these statements

	Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
	Consolidated Statements of Retained Earnings
	Unaudited — Prepared by Management
	(Expressed In Canadian dollars)

	June 30	June 30
	2008	2007

For the nine months ended:

Retained earnings (deficit), beginning of period	$3,094,135	$(40,266,401)

Net (loss) earnings	(1,905,735)	2,652,674

Deficit reduction applied against share capital	—	40,266,401

Retained earnings, end of period	$1,188,400	$2,652,674

The accompanying notes are an integral part of these statements

	Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
	Consolidated Statements of Cash Flows
	Unaudited — Prepared by Management
	(Expressed In Canadian dollars)

	June 30	June 30
	2008	2007
For the nine months ended:

Cash flows from operating activities:

Net (loss) earnings	$(1,905,735)	$2,652,674

Items not involving cash:
Depreciation	551,396	576,065
Stock based compensation	—	16,987
Realized loss on investment portfolio	13,421	—

Net change in non-cash working capital balances:
Accounts receivable	(2,777,666)	(631,535)
Prepaid expenses and deferred charges	26,980	757,478
Investments held for trading	2,366,894	30,984,420
Accounts payable and accrued liabilities	(586,199)	(2,213,882)
Deferred revenue	59,545	(464,020)
Cash held in escrow	2,803,549	(75,652)

Net cash provided by (used in) operating activities	552,185	31,602,535

Cash flows from financing activities:
Operating line of credit	(830,000)	—
Long-term debt repayments	(65,621)	(73,063)
Issuance of common shares, net of share issue costs	16,666	66,584
Share buy back under substantial issuer bid	—	(30,218,722)
Share buy back under normal course issuer bid	(2,561,417)	(1,914,027)

Net cash provided by (used in) financing activities	(3,440,372)	(32,139,228)

Cash flows from investing activities:
Loans receivable	870,302	369,487
Purchase of capital assets	(299,996)	(51,197)
Investments	2,527,830	(467,817)

Net cash provided by (used in) investing activities	3,098,136	(149,527)

Change in cash balance due to foreign exchange	7,996	(9,833)

Net change in cash	217,945	(696,053)

Cash, beginning of period	759,475	758,195

Cash, end of period	$977,420	$62,142

Supplemental cash flow information:
Interest paid	$59,793	$64,218
Income taxes (received) paid	(25,780)	—

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
	Consolidated Statements of Operations
	Unaudited — Prepared by Management
		(Expressed In Canadian dollars)

		June 30	June 30
		2008	2007
For the three months ended:

Net revenue from consumer branding business		$4,521,386	$3,492,560
Net investment (losses) gains	note 3	(1,164,758)	632,817
Interest and dividend income	note 3	165,784	132,894

		3,522,412	4,258,271

Operating expenses:
Salaries and benefits		3,531,981	3,031,210
General and administrative		940,285	897,840
Occupancy costs		122,248	116,752

		4,594,514	4,045,802

Depreciation		182,950	191,221

Interest expense and financing costs		29,752	28,085

		4,807,216	4,265,108

Loss before income taxes		(1,284,804)	(6,837)

Income tax recovery		—	(205,150)

Net (loss) earnings		$(1,284,804)	$198,313

(Loss) earnings per share
Basic		$(0.14)	$0.02
Diluted		$(0.14)	$0.02

Weighted average number of common shares outstanding — basic		8,882,658	10,090,507
Weighted average number of common shares outstanding — fully diluted		8,882,658	10,099,074

The accompanying notes are an integral part of these statements

	Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
	Consolidated Statements of Comprehensive Income
	Unaudited — Prepared by Management
	(Expressed In Canadian dollars)

	June 30	June 30
	2008	2007
For the three months ended:

Net (loss) earnings	$(1,284,804)	$198,313

Other comprehensive income:
Gain (loss) on foreign currency translation	127	(18,407)

Comprehensive income	$(1,284,677)	$179,906

The accompanying notes are an integral part of these statements

	Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
	Consolidated Statements of Retained Earnings
	Unaudited — Prepared by Management
	(Expressed In Canadian dollars)

	June 30	June 30
	2008	2007
For the three months ended:

Retained earnings, beginning of period	$2,473,204	$2,454,361

Net (loss) earnings	(1,284,804)	198,313

Retained earnings, end of period	$1,188,400	$2,652,674

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statements of Cash Flows
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	June 30	June 30
	2008	2007

For the three months ended:

Cash flows from operating activities:

Net (loss) earnings	$(1,284,804)	$198,313

Items not involving cash:
Depreciation	182,950	191,221
Stock based compensation	—	3,942
Realized loss on investment portfolio	1,515	(205,150)

Net change in non-cash working capital balances:
Accounts receivable	(1,285,466)	467,815
Prepaid expenses and deferred charges	302,652	278,575
Investments held for trading	2,305,939	1,242,153
Accounts payable and accrued liabilities	69,190	209,876
Deferred revenue	(150,251)	(105,898)
Cash held in escrow	—	(24,393)

Net cash provided by (used in) operating activities	141,725	2,256,454

Cash flows from financing activities:
Operating line of credit	385,000	—
Long-term debt repayments	(22,065)	(21,328)
Issuance of common shares, net of share issue costs	—	58,250
Share buy back under substantial issuer bid	—	(9,838)
Share buy back under normal course issuers bid	(1,277,657)	(1,424,682)

Net cash provided by (used in) financing activities	(914,722)	(1,397,598)

Cash flows from investing activities:
Loans receivable	623,429	123,437
Purchase of capital assets	(140,489)	(29,672)
Investments	1,256,731	613,900

Net cash provided by (used in) investing activities	1,739,671	707,665

Change in cash balance due to foreign exchange	127	(18,407)

Net change in cash	966,801	1,548,114

Cash, beginning of period	10,619	(1,485,972)

Cash, end of period	$977,420	$62,142

Supplemental cash flow information:
Interest paid	$29,752	$31,567
Income taxes paid	—	—

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. (formerly Envoy Communications Group Inc.)
Consolidated Statement of Shareholders Equity
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

						Accumulated
						other
						comprehensive	Total
		Contributed		Stock based	Retained	income	shareholders’
	Share capital	surplus	Warrants	compensation	earnings	(restated)	equity

Balance, October 1, 2007	$10,516,344	$24,216,052	$6,542,456	$864,533	$3,094,135	$(76,519)	$45,157,001

Share repurchases pursuant to normal course issuer bid (note 6)	(986,442)	(1,574,975)					(2,561,417)

Share issuances pursuant to stock options exercised (note 6)	16,666						16,666

Net earnings for the year					(1,905,735)		(1,905,735)

Unrealized gain on foreign exchange translation						7,996	7,996

Balance, June 30, 2008	$9,546,568	$22,641,077	$6,542,456	$864,533	$1,188,400	$(68,523)	$40,714,511

The accompanying notes are an integral part of these statements

1.	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2007.

In the opinion of management, all adjustments considered necessary for fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period.

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2008.

2.	Significant accounting policies

Accounting policies followed in the preparation of the June 30, 2008 interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements.

3.	Investments

	June 30	September 30
	2008	2007

Investments held for trading

Cash and equivalents	$980,656	$673,141

Publicly-traded investments
Fixed income	111,575	10,278,656
Equities	15,837,735	14,817,518
Discount securities	3,708,920	—

	19,658,260	25,096,174

Privately-held investments
Equities	2,034,588	1,832,500

Total investments held for trading	$22,673,504	$27,601,815

Investments

Real estate	$1,494,271	$1,474,105
Investment in Capital Pool Company	200,000	200,000

Total investments	$1,694,271	$1,674,105

3.	Investments (continued)

As at June 30, 2008 the portfolio of investments held for trading was invested in marketable securities, including discount notes, bonds and common shares, as well as common shares in privately held companies. The specific investments within the portfolio will vary depending on market conditions. At June 30, 2008, the discount securities mature within thirty days at their face value.

The Company currently owns two investment properties on Queen St. in Toronto, which it plans to develop. The cost of the property and related development costs are included in Investments.

In April 2007, Envoy founded Sereno Capital Corporation (“Sereno”), a Capital Pool Company, under the specific provisions of the TSX-V program. During fiscal 2007, the Company invested $200,000 in Sereno and at March 31, 2008 Envoy owned an approximate 30% interest. Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.

4.	Related party transactions

During the first nine months of fiscal 2008, one of the Company’s directors charged the Company $217,500 for legal services

During fiscal 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements, land transfer taxes and development costs, be funded equally by both parties.

During the first quarter of fiscal 2007 the agreement was terminated and the Company purchased the related parties interest in the properties for a cash payment of $945,133 net of a loan receivable of $56,221.

In June 2007, ECGP sold one of its investment properties to an officer of the Company. The net selling price was $625,000.

Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

5.	Long-term debt

	June 30	September 30
	2008	2007

Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in blended monthly instalments of $7,666.	$91,856	$157,477

Less current portion	90,214	87,878

	$1,642	$69,599

6.	Share capital

Authorized: Unlimited common shares without par value

Issued:

		Nine months ended		Fiscal year ended
	June 30, 2008			September 30, 2007
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period	9,637,233	$10,516,344	19,421,415	$97,186,342

Common shares issued (cancelled) pursuant to:

Stock options exercised	13,333	16,666	31,667	66,584

Repurchase of shares under substantial issuer bid	—	—	(9,002,383)	(45,048,658)

Repurchase of shares under normal course issuer bid	(903,834)	(986,442)	(813,466)	(1,421,523)

Deficit reduction pursuant to special resolution	—	—	—	(40,266,401)

Balance, end of period	8,746,732	$9,546,568	9,637,233	$10,516,344

Pursuant to the normal course issuer bid which began on February 7, 2008 and ends on February 6, 2009, the Company is authorized to repurchase and cancel up to 10% of the public float of the shares. In fiscal 2008, under this normal course issuer bid, the Company has repurchased and cancelled 715,525 common shares for cash consideration of $1,988,474, including related costs.

Pursuant to the normal course issuer bid which began on February 7, 2007 and ended on February 6, 2008, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. In fiscal 2008, under this normal course issuer bid, the Company repurchased and cancelled 188,309 common shares for cash consideration of $572,943. During fiscal 2007, under the normal course issuer bid, the Company repurchased and cancelled 813,466 common shares for cash consideration of $2,823,058.

6.	Share capital (continued)

Pursuant to the terms of a substantial issuer bid via a modified “Dutch Auction” which began on September 15, 2006 and ended on January 24, 2007, the Company repurchased, for cancellation, 9,002,383 shares at price of US$2.70 (CDN$3.19) per share. Costs associated with the substantial issuer bid were approximately $1,476,000.

On March 30, 2007, shareholders of the Company approved a special resolution to reduce the stated capital of the common shares of the Company by $40,266,401. The reduction in share capital was applied against the opening deficit in the same amount.

On March 30, 2007, the shareholders of the Company also approved a special resolution to amend the Articles of the Company to remove the maximum number of common shares that the Company is authorized to issue and to provide that, after giving effect to the foregoing, the Company is authorized to issue an unlimited number of common shares. Prior to the amendment of its Articles, the Company was authorized to issue 40 million common shares.

7.	Segmented information

Summary of financial information concerning the Company’s operating segments is shown in the following tables:

(a) Nine months operating results
For the nine months ended
June 30, 2008

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$12,054,545	($492,649)	—	$11,561,896

Operating expenses:
Salaries and benefits	8,099,184	862,882	977,402	9,939,467
General and administrative	1,352,300	348,226	799,549	2,500,075
Occupancy costs	641,070	56,493	(254,884)	442,679

Depreciation	289,412	9,814	252,170	551,396

Interest (income) expense	21,666	—	38,127	59,793

Earnings (loss) before income taxes	1,650,913	(1,770,063)	(1,812,364)	(1,931,515)

Income tax recovery				(25,780)

Net earnings				$(1,905,735)

7.	Segmented information (continued)
For the nine months ended
June 30, 2007

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$8,987,580	4,127,265	—	$13,114,845

Operating expenses:
Salaries and benefits	5,472,397	1,052,129	1,276,013	7,800,538
General and administrative	1,142,153	234,092	575,484	1,951,729
Occupancy costs	609,058	62,531	(216,569)	455,020

Depreciation	308,590	12,559	254,916	576,065

Investment earnings	—	—	(386,404)	(386,404)

Interest expense	11,853	—	53,370	65,223

Earnings (loss) before income taxes	1,443,529	2,765,954	(1,556,809)	2,652,674

Income tax expense				—

Net earnings				$2,652,674

(b)	Three months operating results
For the three months ended
June 30, 2008

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$4,521,386	($998,974)	—	$3,522,412

Operating expenses:
Salaries and benefits	2,978,586	243,117	310,277	3,531,981
General and administrative	561,918	124,867	253,500	940,285
Occupancy costs	198,889	18,898	(95,539)	122,248

Depreciation	99,355	1,832	81,763	182,950

Interest (income) expense	13,133	—	16,619	29,752

Earnings (loss) before income taxes	669,505	(1,387,687)	(566,621)	(1,284,804)

Income tax recovery				—

Net earnings				$(1,284,804)

7.	Segmented information (continued)
For the three months ended
June 30, 2007

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$3,492,560	765,711	—	$4,258,271

Operating expenses:
Salaries and benefits	2,221,389	328,544	481,277	3,031,210
General and administrative	528,555	47,672	321,613	897,840
Occupancy costs	200,879	16,894	(101,021)	116,752

Depreciation	102,404	3,252	85,565	191,221

Interest expense	4,288	—	23,797	28,085

Earnings (loss) before income taxes	435,045	369,349	(811,231)	(6,837)

Income tax expense				(205,150)

Net earnings				$198,313

(c)	Summary of total assets

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

June 30, 2008	$13,472,549	$26,428,110	$5,026,840	$44,927,549

September 30, 2007	$11,411,256	$34,948,296	$4,432,762	$50,792,314

Envoy Capital Group Inc.
Management Discussion and Analysis
Third quarter of Fiscal 2008
August 13, 2008
This section of our interim report sets forth Management’s Discussion and Analysis (“MD&A”) of the financial performance of Envoy Capital Group Inc. (“Envoy”, “the Company”, “we” or “us”) for the three month period ended June 30, 2008 compared to the three month period ended June 30, 2007.
The analysis should be read in conjunction with the unaudited interim consolidated financial statements (the “Financial Statements”) for the period ended June 30, 2008, including the accompanying notes, which are presented elsewhere in this report as well as the annual audited consolidated financial statements and the MD&A presented in the Annual Report to Shareholders for the year ended September 30, 2007
The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in Note 20 to the September 30, 2007 year end audited financial statements.
The discussion, analysis and financial review are presented in the following sections:

1.	Executive Summary

2.	Results of Operations

3.	Summary of Quarterly Results

4.	Commitments and Contractual Obligations

5.	Liquidity and Capital Resources

6.	Related Party Transactions

7.	Critical Accounting Policies

8.	Risks and Uncertainties

9.	Evaluation of Disclosure Controls and Procedures

10.	Updated Share Information

11.	Other Information

12.	Forward Looking Statements
1. EXECUTIVE SUMMARY
Envoy conducts its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group. In addition, Envoy has a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions.

Corporate Overview
At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the Company’s articles of incorporation by changing its name to Envoy Capital Group Inc. and removing the maximum number of common shares that the Company is authorized to issue. In addition, the shareholders also voted to reduce the stated capital of the Company’s common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the Company as at September 30, 2006.
On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. On January 24, 2007, pursuant to this Dutch Auction tender offer, the Company announced that it would take up and pay for the shares at a purchase price of US$2.70 (CDN$3.19) per share for a total purchase price of US$24.4 million (CDN$28.7 million). Costs relating to the offering totaled approximately $1.5 million. On January 30, 2007 the Company took up and paid for 9,002,383 shares. Payment for the shares was made from available cash on hand.
On February 5, 2007 the Company announced that the Toronto Stock Exchange had accepted its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 1,001,818 common shares over the next twelve month period. Purchases were approved to commence on February 7, 2007 and to conclude on the earlier of the date on which purchases under the bid have been completed and February 6, 2008. During the reporting period ending June 30, 2008, Envoy repurchased and cancelled 188,309 common shares for cash consideration of $0.6 million. The average price of the shares repurchased during this period was $3.04 per share. During fiscal 2007, under this normal course issuer bid, the Company repurchased and cancelled 813,466 common shares for cash consideration of $2.8 million, or $3.47 per share.
On February 5, 2008, the Company announced that the Toronto Stock Exchange had accepted its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 903,880 common shares over the subsequent twelve month period. Purchases were approved to commence on February 7, 2008 and will conclude on the earlier of the date on which purchases under the bid have been completed and February 6, 2009.
Based on the 2007 year-end financial statements, the Company confirms that it will be characterized as a passive foreign investment company (“PFIC”) under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2007, and may be a PFIC for subsequent fiscal years
The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including a “qualified electing fund” or “mark-to-market” elections. U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy’s fiscal year end in order to receive the necessary financial information.

Consumer and Retail Branding Overview
The operations of the Branding Group are carried out through Envoy’s wholly owned Canadian subsidiary, Watt International Inc. (“Watt”). Watt’s services, including brand strategy and design, retail consulting and package design, are provided to a broad range of customers in various segments of the market. Watt is recognized in the industry as a strategically driven agency positioned to retain and service existing clients by providing innovative solutions in domestic and international markets.
Operating costs for the Branding group are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Because the Branding business operates in a service business, management monitors these operating costs on a percentage of revenue basis. Salaries and benefits tend to fluctuate in conjunction with revenues. To avoid adding permanent overhead, management uses contract labour whenever possible to manage the business through short term periods of heavy workflow. Occupancy costs and general and administrative expenses are not directly related to servicing clients and therefore tend not to increase or decrease in direct proportion to revenue fluctuations because a significant portion of these expenses are relatively fixed.
Merchant Banking Overview
Envoy’s merchant banking operations focus on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy believes that there is a need for merchant banking services in this segment of the market and Envoy is uniquely positioned to satisfy this need. Envoy has made several successful equity investments in recent years and has demonstrated an ability to identify and to add value to small and mid-cap companies in need of capital.
Envoy’s mission is to build wealth and its investment strategy is to generate both yield and growth in a tax-efficient manner, while preserving capital. Its goal is to deliver superior returns on a consistent basis and to create value for its shareholders.

2. RESULTS OF OPERATIONS
Three Months Ended June 30, 2008 Compared To Three Months Ended June 30, 2007
On a consolidated basis, the net loss for the third quarter of fiscal 2008 was ($1.3 million) compared with income of $0.2 million for the third quarter of fiscal 2007.
On a fully diluted per share basis the net loss for this year’s third quarter was ($.14) per share compared to net earnings of $.02 per share last year.
Consumer and Retail Branding Segment
Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them. In circumstances where the Company retains subcontractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor’s services is included in salaries and benefits expense or general and administrative expenses, as appropriate.
The breakdown of net revenue is as follows:

	Net revenue for the three months ended June 30
		(in millions)
	2008	% of total	2007	% of total
By type of service:
Consumer and retail branding	$4.5	100%	$3.5	100%

	2008	% of total	2007	% of total
By customer location:
USA and South America	$1.9	42%	$0.4	12%
Canada	1.4	32%	2.0	57%
Middle East and Asia	1.2	26%	1.1	31%

	$4.5	100%	$3.5	100%

Net revenue for the three months ended June 30, 2008 was $4.5 million, compared to $3.5 million for the three months ended June 30, 2007, an increase of $1.0 million or 29%. Approximately $0.3 million of the increase in revenue is a result of work performed by subcontractors, with the balance being growth in existing client revenue and new business wins. The Consumer Brands component has continued to add new strategic and creative accounts to complement its existing client base. The Retail Branding component continues to grow its international client base with an ongoing focus on high growth areas such as Dubai, UAE.
Net revenue from U.S. and South American based customers increased by approximately $1.5 million in the third quarter of fiscal 2008 as compared to the same period last year, while net revenue from Canadian customers decreased by $0.6 million. Net revenue from the Middle East and Asian region also increased $0.1 million in the third quarter of 2008 compared to the same quarter of 2007. As client spending patterns vary by region and by season the Company’s geographic revenue will also shift from quarter to quarter.
Operating expenses, excluding depreciation, for the third quarter of 2008 were $3.7 million, compared with $2.9 million for the third quarter of fiscal 2007, the increase solely attributable to increased labour costs. Expressed as a percentage of revenue, operating expenses for the third quarter of fiscal 2008 were slightly lower than the same period in 2007, at 82.7% for 2008 compared to 84.5% for the third quarter of 2007.
Salaries and benefits expenses for the current quarter were $3.0 million compared to $2.2 million for the third quarter last year, an increase of $0.8 million. Salaries and benefits expense as a percent of net revenue was 65.9% for this year’s third quarter compared to 63.6% for the same period last year. A significant component of the increase in salaries and benefits expense is related to amounts paid to subcontractors on the Company’s work in Dubai. Approximately $0.3 million of the increase relates to payments to subcontractors. Excluding the impact of subcontracted labour, salaries and benefits expense for the current quarter was approximately 63.4%, comparable to historical labour ratios and consistent with the same period last year.
General and administrative expenses were $0.6 million in the current quarter compared to $0.5 million in the same period last year. As most of these costs are fixed in nature there is typically little fluctuation from period to period.
Occupancy costs for both the current quarter and the same period last year were $0.2 million. Occupancy costs as a percent of net revenue were 4.4% this year compared to 5.7% last year.
Depreciation expense for the three months ended June 30, 2008 and three months ended June 30, 2007 was $0.1 million.
Interest expense was negligible for the three months ended June 30, 2008 and for the same period last year.
Merchant Banking Segment
Net revenue for the Merchant Banking segment includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period.
Net revenue for the Merchant Banking segment was a loss of ($1.0) million for the three month period ended June 30, 2008, compared to a gain of $0.8 million for the same period last year. The third quarter of fiscal 2008 was a period of significant volatility in global stock markets which had a negative impact on the Company’s portfolio. Liquidity concerns and credit problems in the U.S. combined with the rising price of crude oil drove most markets lower both in North America and internationally.

The investment return for the third quarter amounted to a loss of (3.6%) on the merchant banking invested assets. During the same three month period the returns on major North American indexes were mixed with the S&P/TSX Composite Index returning a positive 8.4% while the Dow Jones Industrial Average and the S&P 500 declined by (7.45%) and (3.25%) respectively. Returns on most of the major European and International market indexes were also negative during this period. The TSX outperformed the other major indexes largely because of a larger index weighting in energy and other natural resources which performed well during this period.
Going forward, investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.
Operating expenses, excluding depreciation, were $0.4 million for both the current quarter and the same period last year. Much of the operating expenses are fixed in nature, thus profitability is typically a function of revenue generated.
Salaries and benefits expenses were $0.2 million for the third quarter of fiscal 2008 compared to $0.3 million for the same period last year, while general and administrative expenses were $0.1 million in both the current quarter and the same quarter last year.
Occupancy costs and depreciation expense were minimal for both the current quarter and the same period last year at less than $0.1 million.
Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance, such as audit and legal expenses, board fees, listing fees and shareholder relations. Costs incurred by the corporate component during the quarter totaled approximately $0.6 million, compared to $0.8 million for the third quarter last year. The lower costs in the current period are a result of lower labour costs for the administrative component. All other costs of the Corporate segment were comparable to the prior period.
Income Taxes
There was no income tax expense or recovery for the current period. The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the future value of the tax asset based on the Company’s results for the third quarter. The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.

Net (loss) earnings
Net loss for the three months ended June 30, 2008 was ($1.3) million, compared to income of $0.2 million for the three months ended June 30, 2007. On a per share basis the net loss in the current quarter was $.14 per share compared to income of $.02 per share in the same period last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,882,658 for the current quarter compared to 10,099,074 in the same period last year.
Nine months Ended June 30, 2008 Compared To Nine months Ended June 30, 2007
On a consolidated basis, the net loss for the first nine months of fiscal 2008 was ($1.9 million) compared with income of $2.7 million for the first nine months of fiscal 2007.
On a fully diluted per share basis the net loss for this year’s first nine months was ($.21) per share compared to net earnings of $.19 per share last year.
Consumer and Retail Branding Segment
Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them. In circumstances where the Company retains sub-contractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor’s services is included in salaries and benefits expense or general and administrative expenses, as appropriate.
The breakdown of net revenue is as follows:

	Net revenue for the nine months ended June 30
		(in millions)
	2008	% of total	2007	% of total
By type of service:
Consumer and retail branding	$12.1	100%	$9.0	100%

	2008	% of total	2007	% of total
By customer location:
USA and South America	$4.9	40%	$4.2	47%
Canada	4.0	33%	3.2	35%
Middle East and Asia	3.2	27%	1.6	18%

	$12.1	100%	$9.0	100%

Net revenue for the nine months ended June 30, 2008 was $12.1 million, compared to $9.0 million for the nine months ended June 30, 2007, an increase of $3.1 million or 34%. Approximately $0.8 million of the increase in revenue is a result of work performed by subcontractors, with the balance being due to growth in existing client revenue and new business wins. The Consumer Brands component has continued to add both strategic and creative accounts to complement its existing client base. A focus of the unit over the last two years was to develop a more diverse portfolio of clients in order to reduce its exposure to any particular industry – a strategy that is coming to fruition. The Retail Branding component continues to grow its international client base, with an ongoing focus on high growth areas such as Dubai, UAE and South America while continuing to nurture and develop relationships with existing domestic and U.S. based customers.
Net revenue from U.S. and South American based customers increased by approximately $0.7 million for the first nine months of fiscal 2008 as compared to the same period last year, while net revenue from Canadian customers increased by $0.8 million. Net revenue from the Middle East and Asian region doubled to $3.2 million in the first nine months of 2008 from $1.6 million in the same period in 2007.
Operating expenses, excluding depreciation, for the first nine months of 2008 were $10.1 million, compared with $7.2 million for the first nine months of fiscal 2007. Expressed as a percentage of revenue, operating expenses for the first nine months of fiscal 2008 were higher than the same period in 2007, at 83.7% and 80.4%, respectively.
Salaries and benefits expenses for the first nine months of fiscal 2008 were $8.1 million compared to $5.5 million for the first nine months last year, an increase of $2.6 million. Salaries and benefits expense as a percent of net revenue was 67.2% for the first nine months of the current fiscal year compared to 60.9% for the same period last year. Approximately $0.8 million of the increase relates to payments to subcontractors. When excluding the effect of subcontracted labour, salaries and benefits expense reduces to 64.6% of revenue in the current year. Despite being higher in the current period due to increased services provided by subcontractors, labour ratios in both periods are within acceptable levels and management continues to actively manage the labour pool to achieve maximum efficiency.
General and administrative expenses were $1.4 million for the current year compared to $1.1 million for the same period last year. Additional expenditures on new business initiatives were the main reason for the increased costs.
Occupancy costs for both the current year to date and the same period last year were $0.6 million. Occupancy costs as a percent of net revenue were 5.3% this year compared to 6.8% last year.
Depreciation expense for the nine months ended June 30, 2008 and nine months ended June 30, 2007 was $0.3 million.
Interest expense was negligible for the nine months ended June 30, 2008 and for the same period last year.

Merchant Banking Segment
Net revenue for the Merchant Banking segment was a loss of ($0.5) million for the nine month period ended June 30, 2008, compared to $4.1 million for the same period last year. As the Company maintains a significant portion of its portfolio in publicly traded securities, it generated a substantial increase in the value of its investments during the first nine months of last year, buoyed by an overall market advance in most sectors. In the current fiscal year, the general market was considerably weaker and has resulted in significantly lower revenue.
Envoy adopted a somewhat defensive stance in its investments going into the current fiscal year in order to preserve capital and minimize its exposure to volatile markets. This investment approach continued through the first nine months of the year as there has considerable uncertainty in the markets. Cash used for the Company’s share buyback program reduced its capital available for investment and the Company also made a conscious decision to maintain a larger-than-normal cash position.
For the first nine months of fiscal 2008 Envoy has had a negative return of (1.8%) on its invested assets in the first half of fiscal 2008. A comparison to general market indices shows that the S&P/TSX Composite Index had a positive return of 2.6% for the same nine month period, while the Dow Jones Industrial Average and S&P 500 had negative returns of (18.3%) and (16.2%), respectively. The TSX outperformed the other major indexes largely because of a larger index weighting in energy and other natural resources which performed well during this period.
Going forward, investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.
Operating expenses, excluding depreciation, were $1.3 million for the current year and for the same period last year. Much of the operating expenses are fixed in nature, thus profitability is typically a function of revenue generated.
Salaries and benefits expenses were $0.9 million for the first nine months of fiscal 2008 and $1.1 million for the same period last year, while general and administrative expenses were $0.3 million in the current year period and $0.2 million for the same period last year.
Occupancy costs and depreciation expense were minimal for both the current year to date and the same period last year at $0.1 million.
Corporate
Costs incurred by the Corporate component during the first nine months of fiscal 2008 totaled approximately $1.8 million, compared to $1.6 million for the first nine months last year. In the prior year, corporate costs were offset by approximately $0.4 million in interest income as a result of cash set aside to fund the Company’s substantial issuer bid which closed in January 2007. As there is no similar event this year, no interest income was generated.
Income Taxes
There was a small income tax recovery for the period as a result of a refund for taxes paid in a prior period. The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the future value of the tax asset based on the Company’s results for the first nine months. The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.
Net (loss) earnings
Net loss for the nine months ended June 30, 2008 was ($1.9) million, compared to $2.7 million for the nine months ended June 30, 2007. On a per share basis, the net loss in the current period was ($.21) per share compared to earnings of $.19 per share last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 9,268,345 for the current year compared to 14,304,299 for the same period last year.

3. SUMMARY OF QUARTERLY RESULTS

	Q3 2008	Q2 2008	Q1 2008	Q4 2007
Net revenue	$3.5 million	$3.3 million	$4.7 million	$4.5 million

Net (loss) earnings:
From continuing operations	$(1.28) million	$(0.98) million	$0.36 million	$(0.01) million
Including discontinued operations	$(1.28) million	$(0.98) million	$0.36 million	$0.36 million

Net (loss) earnings per share:
From continuing operations
Basic	$(0.14)	$(0.10)	$0.04	$0.00
Diluted	$(0.14)	$(0.10)	$0.04	$0.00
Including discontinued operations
Basic	$(0.14)	$(0.10)	$0.04	$0.04
Diluted	$(0.14)	$(0.10)	$0.04	$0.04

	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Net revenue	$4.3 million	$3.8 million	$5.0 million	$2.5 million

Net earnings (loss):
From continuing operations	$0.20 million	$0.86 million	$1.59 million	$(1.84) million
Including discontinued operations	$0.20 million	$0.86 million	$1.59 million	$4.82 million

Net earnings (loss) per share:
From continuing operations
Basic	$0.02	$0.07	$0.08	$(0.10)
Diluted	$0.02	$0.07	$0.08	$(0.10)
Including discontinued operations
Basic	$0.02	$0.07	$0.08	$0.23
Diluted	$0.02	$0.07	$0.08	$0.23

4. COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Set out below is a summary of the amounts due and committed under contractual obligations at June 30, 2008:

	Total	Due in year 1	Due in year 2	Due in year 3
Operating leases	$1,297,593	$839,389	$437,259	$20,945
Long term debt	91,856	90,214	1,642	—

Total contractual cash obligations	$1,389,449	$929,603	$438,901	$20,945

5. LIQUIDITY AND CAPITAL RESOURCES
As at June 30, 2008, Envoy had working capital of $29.9 million, approximately $3.4 million less than at September 30, 2007. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $22.7 million at June 30, 2008 and $27.6 million at September 30, 2007. Sales of investments were used to repurchase shares under the Company’s normal course issuer bid and to pay down the operating line of credit.
The Company’s asset base is currently highly liquid and has no exposure to Asset-Backed Commercial Paper or similar investments currently experiencing liquidity problems.
Approximately $0.1 million in cash was provided by operations during the three months ended June 30, 2008, compared to $2.3 million provided by operations for the three months ended June 30, 2007. The main source of funds in the current periods was sales of investments held for trading. The proceeds were used to fund an increase in accounts receivable. A drawdown of prepaid expenses and an increase in trade payables were other sources of operating cash. In the prior period, investment returns and a reduction in receivables led to a larger source of operating cash.
The Company used $0.9 million of cash for financing activities during the quarter, compared to $1.4 million used for financing activities in the same period last year. In the current quarter, approximately $1.3 million was used to repurchase the Company’s common shares under the normal course issuer bid, partially funded by an increase in the operating line of credit. Cash used in financing activities in the third quarter of 2007 was almost solely for purposes of repurchasing shares under the normal course issuer bid.
The Company has a revolving credit facility available up to a maximum of $2.0 million, of which approximately $1.1 million was utilized at June 30, 2008. The Company uses the operating line for day-to-day requirements only and has no current or expected future requirements for access to additional credit.

6. TRANSACTIONS WITH RELATED PARTIES
During fiscal 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements, land transfer taxes and development costs, be funded equally by both parties.
During the first quarter of fiscal 2007, the agreement was terminated and the Company purchased the related parties interest in the properties for a cash payment of $945,133, net of a loan receivable of $56,221.
In June 2007, ECGP sold one of its investment properties to an officer of the Company. The net selling price was $625,000.
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.
7. CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 20 to the Financial Statements.
Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared.
Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.
Goodwill
Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.
The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.
When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.
Intangible assets
To determine the value of intangible assets acquired in an acquisition, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. The intangible assets are amortized over a period considered to represent their useful life. Intangible assets are reviewed each year and if circumstances indicate that the carrying amounts may not be recoverable, a write-down would be charged to operations in the period.
Income Taxes
Envoy accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.
Revenue Recognition – Branding Segment
The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:
(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled accounts receivable representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and

(iii)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.
Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects.

Net revenue represents the Company’s compensation for its non-agency services and is recognized only when collection of such net revenue is probable. The Company’s nonagency projects are short-term in nature. Fees earned for non-agency services are recognized either upon the performance of the Company’s services when the Company earns a per-diem fee, or in the case of a fixed fee, when the Company’s services are substantially complete and accepted by the client. Fees earned but not yet billed are included in accounts receivable. Fees billed to clients in excess of fees recognized as net revenue are classified as deferred revenue.
Revenue Recognition – Merchant Banking Segment
Securities transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealized gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Financial Instruments
Effective October 1, 2006, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855 Financial Instruments – recognition and measurement (“CICA Section 3855”) and Section 3861 Financial Instruments – disclosure and presentation. CICA Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.
Under the new standards, financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.
HFT financial assets are financial assets typically acquired for resale prior to maturity. They are measured at fair value at the balance sheet date. Interest and dividends earned, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in net revenue for the period.
HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity. These financial assets are measured at amortized cost.
AFS financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments or HFT. AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income until realized when the cumulative gain or loss is recognized in net income.
Loans and receivables are accounted for at amortized cost using the effective interest method.
At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.
(i) Publicly-traded investments:
Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.
Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.
(ii) Privately-held investments:
Securities in privately-held companies are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.
8. RISKS AND UNCERTAINTIES
Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:
General economic conditions
The marketing and communication industry is cyclical and, as a result, it is subject to downturns in general economic conditions and changes in client business and marketing budgets. A significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating across North America, the Middle East and Asia.
Client concentration
The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations. For the nine months ended June 30, 2008, the Company’s top three clients accounted for 43% of its consolidated net revenue, compared to 28% concentration in the top three clients for the first nine months of fiscal 2007. The Company expects reliance on a limited number of its clients to continue into the future. The failure to achieve continued design wins from one or more of these significant clients, without adding new sources of net revenue, could have an adverse effect on the Company’s financial results.
Market risk
Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.
Foreign currency risk
Envoy is subject to currency risk through its activities in the United States. Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy. Envoy does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk, although the use of these instruments is currently being considered.
International exposure
The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.
Key personnel
Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees,

Envoy strives to maintain a positive work environment that values the contributions of its employees.
Credit risk
Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at June 30, 2008, Envoy had no customers who individually represented more than 10% of accounts receivable compared to one customer who represented 19% of accounts receivable as at September 30, 2007.
Future investments
The Company identifies, assesses and reviews potential investment opportunities on an ongoing basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.
9. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2008 and, given the size of the Company and the involvement of the Chief Executive Officer, Chief Financial Officer and other senior management, believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.
10. UPDATED SHARE INFORMATION
As at June 30, 2008, there were 8,746,732 common shares of Envoy issued and outstanding, compared to 9,637,233 issued and outstanding at September 30, 2007.
11. OTHER INFORMATION
Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

12.	FORWARD LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS
172 John Street	Geoffrey B. Genovese	BDO Dunwoody LLP
Toronto, Canada M5T 1X5	President, Chairman	60 Columbia Way, Suite 400
	and Chief Executive Officer	Markham, Canada L3R 0C9

Telephone: (416) 593-1212
Facsimile: (416) 593-4434	J. Joseph Leeder
Chief Financial Officer and Vice
President Mergers and Acquisitions
BANKERS
DIRECTORS	John H. Bailey	RBC Royal Bank
John H. Bailey	Executive Vice President	200 Bay Street
B.Comm, J.D., LL.M	and Corporate Secretary	Toronto, Canada M5J 2J5
Barrister & Solicitor

David Parkes	AUDIT COMMITTEE	LEGAL COUNSEL (CANADIAN)
President	David Parkes (Chair)	Blake, Cassels & Graydon LLP
David Parkes and Associates Inc.	Hugh Aird	Box 25, Commerce Court West
	David I. Hull	Toronto, Canada M5L 1A9
Geoffrey B. Genovese
President, Chairman and	COMPENSATION COMMITTEE	LEGAL COUNSEL (USA)
Chief Executive Officer	David I. Hull (Chair)	Skadden, Arps, Slate, Meagher &
Envoy Capital Group Inc.	Hugh Aird	Flom LLP
	David Parkes	PO Box 258, Suite 1750
David I. Hull		Toronto, Canada M5K 1J5
President	NOMINATING AND CORPORATE
Hull Life Insurance Agencies Inc.	GOVERNANCE COMMITTEE
	David I. Hull (Chair)	INVESTOR RELATIONS
Hugh Aird (Lead Director)	Hugh Aird	E-mail: info@envoy.to
Vice-Chairman North America	David Parkes
Edelman		Additional information is
	TRANSFER AGENT	available on our
	Computershare Trust	Web site at www.envoy.to
Company of Canada
	100 University Avenue, 9th Floor	STOCK TRADING INFORMATION
	Toronto, Canada M5J 2Y1	Toronto Stock Exchange: ECG
NASDAQ Exchange: ECGI